EGALET CORPORATION

600 Lee Road, Suite 100

Wayne, Pennsylvania 19087

January 22, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities & Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:	Egalet Corporation
Application for Qualification of Indenture on Form T-3 (File No. 022-29068)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the 13% Senior Secured Notes due 2024, originally filed on December 7, 2018 (File No. 022-29068) (as amended, the “Form T-3”), of Egalet Corporation (the “Company”) and the Co-Applicants named therein.

On January 22, 2019, the Company and the Co-Applicants filed Amendment No. 1 to the above referenced Form T-3.  In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Form T-3 to 4:00 p.m. Eastern Time, on Thursday, January 24, 2019, or as soon as possible thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•                   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                   the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Rosenthal of Dechert LLP, counsel to the Company, at (212) 698-3616, as soon as the Form T-3 has been declared effective or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

/s/ Robert S. Radie
Robert S. Radie, President & Chief Executive Officer

Cc:	William Hinman
Shelley E. Parratt
Larry Spirgel
U.S. Securities and Exchange Commission

Megan Timmins
Egalet Corporation

David Rosenthal
Dechert LLP